Exhibit 99.2

ASML SUPERVISORY BOARD PROPOSAL SUBJECT TO ADOPTION BY GENERAL MEETING OF SHAREHOLDERS

REMUNERATION POLICY FOR THE BOARD OF MANAGEMENT OF ASML HOLDING N.V. (VERSION ~~2014~~2015)

Remuneration Policy for the Board of Management of ASML Holding N.V. (version ~~2014~~2015)

ASML SUPERVISORY BOARD PROPOSAL

SUBJECT TO ADOPTION BY GENERAL MEETING OF SHAREHOLDERS

Remuneration Policy ~~2014~~2015

This remuneration policy applies as from ~~2014~~2015 onwards.

The remuneration policy was approved by the Supervisory Board of ASML Holding N.V. (“ASML” or the “Company”), upon recommendation of its Remuneration Committee, subject to adoption of the Annual General Meeting of Shareholders on ~~24~~22 April ~~2013~~2015.

The policy is built on the following principles:

•	Transparent – the policy and its execution are clear and practical

•	Alignment – the remuneration policy is aligned with the policy for ASML senior management and other ASML employees

•	Long-term – the incentives focus on long-term value creation

•	Compliant – ASML adopts the highest standards of good corporate governance

•	Simple – the policy and its execution are as simple as possible and easily understandable to all stakeholders

Reference group and market positioning

The selection of companies for the reference group is driven by criteria of comparability in terms of size and complexity, data transparency and geographical area. For as long as ASML qualifies within the group of companies of more or less the same size, the median market level may serve as a reference in determining the level of pay for the Board of Management.

In principle, the benchmark is conducted every two years. In the year without a market assessment, the Supervisory Board considers the appropriateness of any change of base salary on the market environment as well as the salary adjustments for other ASML employees. To ensure an appropriate composition of the relevant labor market, the Supervisory Board reviews the composition of the reference group in conjunction with the frequency of the benchmark. Substantial changes applied to the composition of the reference group will be proposed to the shareholders.

The reference group consists of the following companies:

Reference Group composition

Ahold*	Infineon Technologies
Akzo Nobel*	KPN
ASMI	Philips*
DSM	Randstad
Electrolux*	Rolls Royce*
Fugro*	Sandvik*
Gemalto	SBM offshore*
Heineken*	Unilever*
Imtech

~~*~~	~~indicates a new reference company as compared to the Remuneration Policy 2010~~

Remuneration Policy for the Board of Management of ASML Holding N.V. (version ~~2014~~2015)             page 2 of 9

ASML SUPERVISORY BOARD PROPOSAL

SUBJECT TO ADOPTION BY GENERAL MEETING OF SHAREHOLDERS

Total Direct Compensation

The remuneration levels are determined using the Total Direct Compensation (TDC). TDC consists of base salary, a short term incentive (STI) and a long term incentive (LTI). Each component and corresponding performance measures are described in this chapter.

Other remuneration elements are pension and expense reimbursements. The latter may include company car costs, travel expenses, representation allowances, housing costs (gross amount before taxes), social security costs, health and disability insurance costs.

The pay mix for the Board of Management (including CEO) is as follows:

The pay mix (on-target)
Base salary	43.5%
Short Term Incentive (STI)	26.1%
Long Term Incentive (LTI)	30.4%
Total Direct Compensation (TDC)	100.0%

Base salary

The policy prescribes a benchmark that will only be conducted for the Total Direct Compensation level. The base salary of Board of Management members is derived from this level.

Variable Income (STI+LTI)

The performance parameters are set by the Supervisory Board and consist of financial and qualitative measures. The Supervisory Board may adjust the performance measures and their relative weighting of the variable income based on the rules and principles as outlined in this policy, if required by changed strategic priorities in any given year. The Supervisory Board assesses the extent to which performance standards are met at the end of a performance period.

Variable compensation (on-target)
Short Term Incentive (STI)	60%
Long Term Incentive (LTI)	70%
Total Variable Compensation as % of base salary	130%

In order to comply with the highest standards of Corporate Governance the appropriate claw-back and change in control provisions are applicable to the employment contracts of all members of the Board of Management.

The Supervisory Board has the discretionary power to adjust the incentive pay-out up- or downward if it feels that the outcome is unreasonable due to exceptional circumstances during the performance period (‘ultimum remedium’).

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ASML SUPERVISORY BOARD PROPOSAL

SUBJECT TO ADOPTION BY GENERAL MEETING OF SHAREHOLDERS

Scenario analyses of the possible outcomes of the variable remuneration components and their effect on the remuneration of the Board of Management are conducted once every two years.

Short Term Incentive

The Short Term Incentive refers to the annual performance related cash incentive that is applicable to all members of the Board of Management. The target level of the Short Term Incentive is set at 60% of base salary. In case of excellent performance the maximum opportunity amounts to 90% of base salary.

In order to achieve alignment in the remuneration structure of the Board of Management and other ASML employees, the policy includes a modifier on the STI pay-out that is connected to the profit sharing program for employees. In applying the modifier, the Supervisory Board will take into account the pay-out under the profit sharing scheme for all ASML employees. The modifier enables the Supervisory Board to discretionary adjust the STI pay-out of the Board of Management upward with 10% or downward with 20% of base salary.

For the short term incentive the following criteria are set:

Performance Measure	Weight
Financial
1. Direct Material Margin	20%
2. Company Cost Base	20%
3. ~~Operating~~Free cash flow[1] & Cash ~~Flow~~Conversion Cycle	20%
Qualitative
4. Technology Leadership Index	20%
5. Market position	20%
Total	100%

The performance measures form a balanced mix of financial (60%) and qualitative measures (40%), the latter including one measure based on technology objectives and one measure based on the quality of our service to customers. The weighting is equally set for all five performance measures (20%).

For each of the performance criteria the Supervisory Board sets challenging, but realistic target levels. The target setting and performance review occur on an annual basis, except for Direct Material Margin ~~and~~, Company Cost Base and Free Cash Flow, which are set semi-annually. All performance measures are set in advance and will not change during the performance period.

The pay-out levels are prorated upon the level of achievement of the five aforementioned performance criteria. Below threshold performance, there is no pay-out. Meeting threshold performance will result in a pay-out of 50% of target pay-out.

[1]	Cash flow from Operating activities minus investments in tangible and intangible fixed assets.

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ASML SUPERVISORY BOARD PROPOSAL

SUBJECT TO ADOPTION BY GENERAL MEETING OF SHAREHOLDERS

In case of excellent performance, the maximum pay-out is capped at 150% of the target pay-out. The STI is paid on an annual basis.

Long Term Incentive

The Long Term Incentive refers to the share based incentive. All members of the Board of Management are eligible to receive performance related shares. The target level of the Long Term Incentive is set at 70% of base salary. In case of excellent performance the maximum opportunity amounts to 140% of base salary.

The performance shares are conditionally granted on an annual basis to the members of the Board of Management. The shares will become unconditional depending on the achievement of predetermined performance targets during a three year period. Each performance cycle starts on the first day of the year of grant. The number of performance shares to be conditionally awarded is calculated at the beginning of this period using the volume-weighted average share price during the last quarter of the year preceding the conditional award.

Performance measures

Two types of performance measures relate to the Long Term Incentive:

•	ASML’s relative Return on Average Invested Capital (ROAIC) position compared to the performance peer group

•	Long-term strategic qualitative targets to ensure ASML’s ability to keep performing at high standards. Depending on the strategic requirements the definition and relative weight may change upon the discretion of the Supervisory Board

•	Technology Leadership Index

•	Sustainability

The definition of the ROAIC target and calculation is as follows;

•	ASML’s ~~cash~~ rate of return on capital it has put to work, regardless of the capital structure of the company. It is used as a fundamental metric to measure value creation of the company. The ROAIC is calculated by dividing the Net Operating Profit ~~(NOP~~After Tax (NOPAT) by the Average Invested Capital (AIC)

The aforementioned performance measures receive the following weights;

LTI performance measures
ROAIC	80%
Technology Leadership Index	15%
Sustainability	5%
Total	100%

The ROAIC of ASML is compared to a peer group consisting of a number of globally active companies in primarily the semiconductor industry, complemented by companies with a high capital base, high R&D investments and a long-term investment horizon. These companies have been verified to show similar trend lines as ASML and compete for shareholder preference.

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ASML SUPERVISORY BOARD PROPOSAL

SUBJECT TO ADOPTION BY GENERAL MEETING OF SHAREHOLDERS

ROAIC performance peer group composition

Advanced Energy	Lam Research
Applied Materials	MKS Instruments
ASM International	Caterpillar
Teradyne[2]	Joy Global
KLA-Tencor	Rockwell Collins

The peer group will be reviewed by the Supervisory Board on an annual basis to ensure the appropriateness of its composition before each conditional grant. The Supervisory Board may adjust the peer group based on market circumstances (mergers, acquisitions, or other corporate activities significantly affecting their comparability with ASML). If a peer company is not available for the full three-year performance period, it will be replaced for this full three year performance period by a substitute company. These substitute companies have been identified in advance of each performance cycle and an objective model has been developed that determines which substitute replaces the peer company that will no longer qualify.

Performance incentive zone

The vesting of performance shares depends on the relative ROAIC position as compared to the aforementioned peer group and the evaluation of the qualitative targets by the Supervisory Board. The vesting will be calculated at the end of the three year performance period for all performance measures, based on a predefined pay-out matrix.

ROAIC – vesting scheme

Rank	Pay-out as a % of	Pay-out as % of base
	target	salary
1	200%	112%
2	175%	98%
3	150%	84%
4	125%	70%
5	100%	56%
6	75%	42%
7	50%	28%
8	0%	0%
9	0%	0%
10	0%	0%
11	0%	0%

[2]	Adjusted by the Supervisory Board in accordance with the Remuneration Policy.

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ASML SUPERVISORY BOARD PROPOSAL

SUBJECT TO ADOPTION BY GENERAL MEETING OF SHAREHOLDERS

For the Technology Leadership Index and Sustainability targets, the same threshold and maximum levels apply. The Supervisory Board, in cooperation with the relevant subcommittees (Technology and Strategy Committee, Audit Committee and Remuneration Committee) will assess the performance achieved against the qualitative targets. Both the STI and LTI make use of the Technology Leadership Index as a qualitative performance measure. The objective is equal, but the applicable measures, targets and performance periods are different and aligned with specific short and long term strategic priorities. The intention is to increase the weight of these new performance elements over time while reducing the ROAIC component.

Grant date

Performance shares will be granted two days after the publication of ASML’s annual results, in January of the year in which the three year performance period starts.

Holding period

The minimum holding period is two years after the vesting date or until termination of the employment contract, whichever period is shorter. The total holding period will be five years.

In case a tax payment is due by the members of the Board of Management over the retrieved variable income, performance shares may be partially sold within the holding period of five years (‘sell to cover’).

Share ownership guidelines

Members of the Board of Management are required to hold at least two times base salary in the form of shares. This ensures an alignment of the interests of members of the Board of Management with long term shareholder value throughout their employment by the company. The Remuneration Committee of the Supervisory Board will (i) after each financial year, determine the value of ASML shares then held by the individual members of the Board of Management, based on the shareholding data of the members of the Board of Management (to be) published in the annual report over that year, (ii) include vested ASML shares that are still in the holding period when determining the value of the ASML shares held by the individual members of the Board of Management, (iii) not define penalties upfront should the value of ASML shares held by a member of the Board of Management be lower than agreed, but determine potential penalties by using its discretionary judgment, thereby taking into consideration all relevant circumstances, and (iv) allow new members of the Board of Management time to meet the share ownership requirements (1-3 years, depending on the actual situation).

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ASML SUPERVISORY BOARD PROPOSAL

SUBJECT TO ADOPTION BY GENERAL MEETING OF SHAREHOLDERS

Other remuneration

Benefits

The pension arrangement for the Board of Management is based on the excedent arrangement for ASML employees in the Netherlands. The plan is a defined contribution opportunity as defined in Dutch fiscal regulations. The total defined contribution is a percentage of the pensionable salary, which is equal to the base salary minus the Witteveen threshold3, and depends on the participants’ age at the beginning of the year. The total net contribution is according to the maximum level as allowed by Dutch fiscal legislation, of which the participant contributes 4% of his pension base.

Dependents pension and disability pension are insured on a risk basis, the premium of which is paid by ASML. As a guiding principle, the value of the pension arrangement is set at the median of executive pensions in the Netherlands using a general industry sample of companies.

Appointments, employment contracts and management services agreements

Members of the Board of Management are appointed for a period of four years, after which reappointment is possible for consecutive four-year terms. Existing employment contracts, including all rights and obligations, will be honored.

Severance payment

All employment agreements respectively management services agreements with members of the Board of Management contain specific provisions regarding benefits upon termination of those agreements. If the Company gives notice of termination of the agreement for reasons which are not exclusively or mainly found in acts or omissions on the side of the Board of Management member, a severance amount equal to one year base salary will be made available upon the effective date of termination.

This severance payment will also be made available in case the Board of Management member gives notice of termination of the agreement due to a substantial difference of opinion between the respective executives and the Supervisory Board regarding his agreement, his function or the ASML strategy.

[3]	Dutch pension arrangements have a threshold in the buildup of pension entitlements. This threshold exists because all participants are assumed to be entitled to the Dutch state pension (AOW) and therefore do not need an additional pension over the first part of their pensionable income.

The minimum level in the fiscal legislation for this threshold is related to the AOW allowance and is known as the Witteveen-threshold. This threshold is calculated as the annual AOW allowance (including holiday allowance) for a married person times 10/7. ~~The Witteveen-threshold for 2013 is Euro13,226.91.~~

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ASML SUPERVISORY BOARD PROPOSAL

SUBJECT TO ADOPTION BY GENERAL MEETING OF SHAREHOLDERS

Change in control

Board of Management members are also entitled to the aforementioned severance payment in the event ASML or its legal successor gives notice of termination due to a change in control or if the Board of Management gives notice of termination, which is directly related to such change of control and such notice is given within twelve months from the date on which the change of control occurs.

The Change of Control provision includes a mitigation of the pay-out under the LTI. This entails that the share price will be fixed on the average of i) the average closing share price over a period of 15 trading days prior to the first public announcement of change in control negotiations and ii) the average share price over a period of 30 trading days prior to the closing of the transaction.

Loans

ASML does not grant any loans or guarantees to any of the members of the Board of Management.

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